UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

☒	ANNUAL REPORT PURSUANT TO REGULATION A or

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal year ended December 31, 2022

InterCare Dx, Inc.
(Exact name of issuer as specified in its charter)

Commission File Number: 000-1103310

California	95-4304537
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

20280 South Vermont Avenue Suite 215, Torrance California 90502

(Full mailing address of principal executive offices)

Telephone: (866) 767-4832/Fax (310) 693-8082

(Issuer’s telephone number, including area code)

Common Stock

 (Title of each class of securities issued pursuant to Regulation A)

In this report, the term "INTERCARE DX," "we," "us," "our," or "the company" refers to InterCare Dx, Inc.

This report may contain forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs and assumptions made by, and information currently available to, the Company's management. When used in this report, the words "estimate," "project," "believe," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements, which constitute forward-looking statements. These statements reflect management's current views concerning future events. They are subject to risks and uncertainties that could cause the Company's results to differ materially from those in the forward-looking statements. You are cautioned not to rely on these forward-looking statements, which speak only as of the date they are made. The Company is not obligated to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

ITEM 1. BUSINESS

Overview

InterCare Dx, Inc. was incorporated on January 31, 1991, and commenced operations immediately after that. The Company is a USFDA-registered biomedical and life sciences Company with its principal office at 20280 South Vermont Avenue, Suite 215, Torrance, California, USA. We strive to become a leader in designing and marketing creative, technologically advanced Clinical Documentation software, Cardiovascular, and Microwave products for medical applications. Build a reputation for delivering systems characterized by a low price, compact size, and innovative features, with quality and reliability equal to that of competitors.

Product and Services

InterCare Vascular Diagnostic Center

InterCare Vascular Diagnostic Center (Vasocor Model 300/400) is a freestanding diagnostic device that employs a revolutionary non-invasive, inexpensive, easy-to-use procedure clinically proven to detect coronary artery disease earlier and more accurately than existing techniques. The Vasocor device had FDA approval, validated clinical trial data, and qualified for Medicare reimbursement. In addition to coronary artery disease, the device can also be used in the non-invasive diagnosis of peripheral vascular disease and estimate endothelial function. The InterCare Vascular Diagnostics Center provides several measurements of cardiovascular health:

•	Pulse volume recorder
•	Limb Pressure Differentials Ankle/Brachial Index
•	Framingham Risk Profile
•	Body Mass Index (BMI)
•	Arterial Compliance Measurement (Vasogram™)
•	Endothelial Function Measurement (Endogram™)

2

Vasocor technology is based on the hypothesis that peripheral atherosclerosis is correlated with coronary atherosclerosis. Vasocor's sensitivity is 90%, and specificity is 58% (becomes 90% in combination with risk factors).

The InterCare Vascular Diagnostic Center Model 400 aspires to become a first-in-line non-invasive diagnostic of coronary artery disease in physician offices. It will achieve this goal by offering physicians and patients a three-part value proposition:

•	Clinical accuracy;
•	Low cost;
•	Ease of use.

The Vasocor procedure is straightforward and takes about 30 minutes. The patient lies flat and still on the examination bed for all the procedures.

InterCare Clinical Explorer Telemedicine and Telehealth Applications

(InterCare Rx™;,  InterCare MedMaster™, and InterCare Patient Portal™)

Overview

In response to the Covid-19 Pandemic, the Company completed the development and deployment of the ICE software Telemedicine and Telehealth application in collaboration with CGI Communications Services, and Meridian Health Systems ACO Corporation, both divisions of Meridian Holdings, Inc., and other third-party vendors to implement a telemedicine and telehealth-based approach for improving access to healthcare. (https://mhsaco.us/cloud/home.html)

The current Covid-19 Pandemic has elevated the need for Tele-health care. According to the Centers for Disease Control and Prevention, or the CDC, there are approximately 1.25 billion ambulatory care visits annually, including those at primary care offices, hospital emergency rooms, outpatient clinics, and other settings. About 417 million, or 33%, of these visits could be treated through telehealth.

The U.S. healthcare system is experiencing a growing crisis of access, cost, and quality of care due to inefficiencies in today's healthcare system and barriers between participants. According to the National Association of Community Health Centers, or the NACHC, approximately 62 million individuals in the United States currently have inadequate primary care access due to physician shortages. According to the Department of Health and Human Services, the Patient Protection and Affordable Care Act, or PPACA, has expanded coverage to 16.4 million of the 47 million previously uninsured Americans. This number is widely expected to increase over the next several years due to individual and employer mandates, premium subsidies, state health insurance exchanges, and a ban on withholding coverage due to pre-existing medical conditions, increasing demand for access to primary care physicians. Absent convenient access to a primary care physician, individuals will most likely not seek care or visit an emergency.

3

Innovators in other industries have solved access, cost, and quality inefficiencies by implementing technology platforms and business models that deliver products and services on demand and create new economies by connecting and empowering both consumers and businesses. We have taken the same approach to solving the pervasive access, cost, and quality challenges facing the current healthcare system. Consumers' ability to access high-quality, affordable care has been limited by many factors, such as physician availability, prohibitive costs, physician office hours, and geographic locations. Likewise, burdensome administration, cancellations, unfilled appointment slots, geographic constraints, and business hour limitations have historically impacted physician efficiency and, as a result, constrained physicians' income.

We have created a platform uniquely positioned to bridge the supply and demand gap between physicians and consumers by fundamentally changing how market participants access and deliver healthcare—eliminating traditional barriers and inefficiencies between participants and empowering them to engage in a healthcare marketplace anytime, anywhere.

Our platform provides members access to board-certified physicians, comprehensive clinical programs, and consumer engagement strategies in an economic model that delivers multiple benefits to all participants. The unique combination of these features enables us to dynamically and efficiently match consumer demand and physician availability in real time.

Our underlying technology platform is complex, deeply integrated, and purpose-built over the last 21 Years for the evolving healthcare marketplace. Our platform provides broad interconnectivity between healthcare constituents. It uniquely positions us as a focal point in the rapidly changing healthcare industry to introduce innovative, technology-based solutions, such as remote patient monitoring, post-discharge treatment plan adherence, and in-home and chronic care. Our highly scalable platform can support substantial growth in our current membership base.

Industry Challenges and Our Opportunity

Pre-COVID Telehealth and Telemedicine Practice

In the pre-COVID days, CMS covered the costs of Telemedicine only under specific circumstances. Patients had to have an "established relationship" with the physician for primary care telemedicine services within the past three years. That prevented some telemedicine professionals from stepping in during emergencies and other medical cases.

Generally, hospitals in the designated Metropolitan Statistical Area (MSA) cannot bill for professional fees on telemedicine visits. Hospital patients could only be seen in certain "originating hospitals" approved by Health and Human Services. And only patients seen in a hospital located in a Health Professional Shortage Area (HPSA) could be billed to Medicare for professional fees.

4

Also, the attending physician was required to be on-site to bill Medicare for H&P, so if Telemedicine was involved in inpatient care, the billing options were complicated. Furthermore, while Medicare allowed U.S. trained and licensed physicians to provide telemedicine services in U.S. hospitals from locations outside of the U.S., the billing rules were structured in such a way that no professional fee reimbursement would be made if the physician was located outside of the U.S. at the time of the visit. Many physicians outside of the U.S., for personal, family, or other reasons, are ready, willing, and able to help patients in U.S. hospitals. However, this creates another obstacle to providing needed medical services to rural hospitals.

"Established relationship" clause:

The established relationship clause limits access to telemedicine hospitalists and specialists when a Medicare patient visits the hospital. Our statistics clearly show that this is unnecessary; a highly experienced physician can provide accurate diagnosis and treatment guidelines based on a "beamed-in" visit with the patient.

When the appropriate diagnostic tests are conducted, and results are reported to the remote physician, there is the same accuracy in diagnosis and treatment compared to an on-the-ground hospitalist provider. Rural and Critical Access Hospitals were already struggling to stay in business. The North Carolina Health Research Program reported that 19 rural hospitals closed in 2019. Indeed, the southeast has seen the most closures, with approximately 60% of rural hospital closures in the south. Most of these states did not expand Medicaid enrollment, an essential source of revenue for rural facilities.

However, since 2010, 5% of rural hospitals have shut down, and the economic effects are immediate. One study found that per capita income falls by 4% when a community loses its hospital, and the unemployment rate rises by 1.6%.

A new Guidehouse analysis shows that this trend is likely to accelerate. According to the research, 21% of rural hospitals are at high risk of closing unless their financial situations improve. Of these hospitals, 64% are considered highly essential to their communities based on analyzing factors, including trauma status, service to vulnerable populations, geographic isolation, and economic impact.

Another problem:

Physicians can't work 24/7/365, another hindrance to hiring good doctors. Fewer specialists are willing to work in rural areas. If they are ready to accept a position in a rural community, they may expect a higher salary, which the hospital cannot afford. These small hospitals are already struggling financially, yet their patients deserve the same access to medical specialists.

Originating site and attending physician restrictions:

In the past, the telemedicine provider could be the attending physician -- even if the provider is a specialist (think cardiologist) and the patient is in the E.D. Problem is that medical billing is complicated. If the E.D. doctor accidentally enters the telemedicine provider as the attending physician, the hospital can't bill the professional fees.

5

These barriers and inefficiencies in the current U.S. healthcare system present market participants with three significant challenges: (i) consumers lack sufficient access to high-quality, cost-effective healthcare at appropriate sites of care while bearing an increasing share of costs; (ii) employers and health plans lack a practical solution that reduces costs while enhancing healthcare access for beneficiaries and (iii) providers lack the flexibility to increase productivity by delivering care on their terms. Market participants are therefore increasingly unable to effectively and efficiently receive, deliver or administer healthcare. There is a significant opportunity to solve these challenges through a trusted solution, such as ours, that matches consumer demand and physician supply in real-time while offering health plans and employers an attractive, cost-effective healthcare alternative for their beneficiaries. At the same time, the emergence of technology platforms solving massive structural challenges in other industries has highlighted the need for a similar solution in healthcare.

These restrictions have limited the use of Telemedicine — a service that we all believe can benefit patients in rural settings. In March 2020, CMS telehealth rules were relaxed I, which expanded the ability to provide services to a broader range of patients.

Post-COVID Telehealth and Telemedicine Practice

As a result of the COVID-19 Pandemic, CMS recognized the urgency to expand the use of telemedicine technology to help people who needed treatment for COVID-19.

The "3-year established relationship" requirement was eliminated. Also, CMS provided assurance that there would not be audits of this stipulation. The "originating hospital" and "attending physician" requirements were been lifted. For the duration of the COVID-19 Public Health Emergency, Medicare will pay for telehealth services furnished to beneficiaries in any healthcare facility —including any hospital across the country- simplifying billing. Nonetheless, there has been no change in the billing rules requiring the physician to sit at a desk within the United States for professional fee reimbursement. By shedding a spotlight on telehealth, CMS has enlightened the medical community about the benefits Telehealth and Telemedicine can bring to improve medical care.

It is speculated that changes to CMS telehealth guidelines should be retained permanently and allow U.S.-trained and licensed physicians, regardless of location, to be reimbursed for telemedicine services rendered to U.S. hospitals. We also believe that making these changes permanent could significantly improve healthcare across the board — in struggling rural, suburban, and metro hospitals.

A recent Guidehouse research report indicated that the adoption of Telemedicine solutions or services has surged from roughly 54 percent in 2014 to 85 percent in 2019 in the United States, indicating a higher level of acceptance and desire for telehealth solutions and services, which has further increased by the current COVID-19 Pandemic.

6

Growing Healthcare Access Crisis for Consumers

Consumers in the United States are experiencing challenges in obtaining access to affordable, high-quality healthcare at appropriate care sites. A 2014 NACHC report found that 62 million individuals in the United States have no or inadequate access to primary care due to local physician shortages. According to a 2014 Merritt Hawkins study, the average lead time to see a primary care physician across various metro areas was 19 days. Providers' supply is projected to contract further, as evidenced by the 2014 Survey of America's Physicians: Practice Patterns and Perspectives or the 2014 Survey of America's Physicians, where 81% of physicians describe themselves as either over-extended or at total capacity. According to a 2010 Association of American Medical Colleges, or AAMC, report, the healthcare system will have a shortage of approximately 131,000 physicians by 2025, including a need for roughly 52,000 primary care physicians. Given expected population growth and aging in the United States, as well as the projected increase in healthcare demand from PPACA implementation, the supply and demand gap for access to healthcare services is expected to widen further, placing additional pressure on an already overburdened healthcare system that lacks physician capacity and diagnoses-appropriate access points.

This access crisis has resulted in U.S. consumers seeking care in inappropriate, more costly settings, such as hospital emergency rooms, or preceding needed care entirely. According to the CDC, there are approximately 1.25 billion in-person ambulatory care visits in the United States annually, including those at primary care offices, hospital emergency rooms, outpatient clinics, and other settings. We estimate that approximately 417 million, or 33%, of these visits, could be treated through telehealth.

Healthcare Cost Burden and Lack of Viable Options for Health Plans and Employers

The U.S. healthcare system is burdened by significant waste and extreme variations in access, cost, and quality of care. A recent study published in The Journal of American Medical Association estimates that approximately $734 billion, or 27%, of all healthcare spending in 2011 was wasted due to factors such as the provision of unnecessary services, inefficient delivery of care, and inflated prices. When consumers are forced to seek care at inappropriate and more costly care sites, those cost inefficiencies impact not only the consumer but also the health plans and employers that ultimately bear all or a portion of these costs.

The Centers for Medicare & Medicaid Services, or CMS, forecasted U.S. national health expenditures to reach $3.1 trillion, or approximately 18% of the U.S. Gross Domestic Product, or GDP, in 2014 and about 20% of GDP by 2022. The costs and associated burdens on health plans, employers, and consumers are only expected to increase. A 2013 National Business Group on Health and Towers Watson survey indicated that employers bear approximately two-thirds of their employee's healthcare costs. CMS forecasted U.S. employers to spend roughly $660 billion on healthcare in 2015. Despite the significant amount of dollars spent, U.S. healthcare outcomes remain inferior to many other countries.

7

The unsustainable levels of spending on healthcare and extreme inefficiencies in the system have driven an increased focus by employers and health plans to control healthcare expenditures. Governments, private insurance companies, and self-insured employers are implementing meaningful cost containment measures, including shifting financial responsibility to patients through higher co-pays and deductibles and delivering healthcare through alternative, more cost-effective methods. The increasing shift of financial responsibility to patients and increased pricing transparency has, in turn, heightened beneficiary focus on healthcare alternatives. According to a 2013 survey for Prudential Insurance by MRops, Inc. and Oxygen Research Inc., 49% of employers are likely to offer only high deductible health plans or HDHPs eventually. As consumers take responsibility for a larger share of their healthcare costs and spend more on healthcare services, they also demand higher quality care, greater control in how and where they receive care, increased convenience, and more service for every dollar spent.

The Challenging Environment for Physicians is Constraining Supply.

Medscape's 2014 Physician Compensation Report shows that 50% of all physicians feel they need to be more compensated, and 42% would not choose medicine as their career today. Physicians face declining compensation, diminishing productivity due to reimbursement cuts, and an increased administrative burden. These factors have contributed to physician dissatisfaction and negatively impacted their desire to practice medicine.

Physicians are reducing access to healthcare in several ways in response to this growing dissatisfaction coupled with the current Covid-19 Pandemic. The 2014 Survey of America's Physicians indicated that 44% of physicians plan to limit access to their practices, including cutting back on the number of patients seen, working part-time, closing their practices to new members, seeking non-clinical jobs, or retiring. Notably, 39% of surveyed physicians indicated they plan to accelerate retirement given changes in the healthcare environment. Further, administrative challenges are expected to increase. According to the same survey, 50% of physicians anticipate the implementation of the tenth revision of the International Statistical Classification of Diseases and Related Health Problems, or ICD-10, to cause severe administrative problems in their practices. This is expected to increase the 20% of daily time surveyed physicians indicated they already spend on non-clinical paperwork, constraining their productivity. These constraints have driven physicians to seek more control over how they deliver care to new and existing patients, increase their income and reduce the time spent on administration.

Opportunity to Remove Barriers through an Innovative Platform that Benefits All Participants

We believe we have a significant opportunity to solve access, cost, and quality of care challenges of the Covid-19 Pandemic and beyond through a platform that matches consumer demand and physician availability in real-time while offering health plans and employers an attractive, cost-effective alternative for their beneficiaries through our platform. As consumerism in healthcare increases and consumers and providers become accustomed to on-demand services in other industries, they similarly demand technology-powered solutions for their healthcare needs. The emergence and subsequent rapid adoption of big data and analytics technologies, cloud-based solutions, online video, and mobile applications represent an enormous opportunity for healthcare innovation. We believe the confluence of consumer empowerment, the emergence of comprehensive technology solutions, and the focus by all constituents on providing high-quality, cost-effective healthcare create a unique opportunity for a disruptive platform that transforms the way consumers access, providers deliver, and employers and health plans administer high-quality, cost-efficient healthcare.

8

Our Value Proposition

Our philosophy is to center care around the participating patients and healthcare providers using our Telehealth and Telemedicine platform. We will offer participating patients and healthcare providers the following value proposition.

On-Demand Care. We offer 24 hours a day, seven days a week, 365 days a year access to high-quality, on-demand Telemedicine and Telehealth platforms without the burdens associated with travel and wait times.

Ease of Use. Our user-friendly interface offers access to care via mobile devices, the internet, video, and phone, whenever and wherever each individual chooses.

These are the currently released Apps, available in both Apple IOS and Google Play stores as a freely down-loadable  apps:

InterCare Rx

InterCare Rx   offers a turnkey business strategy for all types of health practitioners and existing enterprises based on mobile medical compliance and technology. Patients can quickly search and choose the services offered on the platform and choose nearest caregiver on basis of search. Patients can connect with Caregivers through two-way video communication. An easy-to-use voice call option for patients to get connected with Caregivers for consultation.

InterCare MedMaster

InterCare MedMaster is a Digital platform/mobile application that offers an array of comprehensive, affordable solutions and services that enables individuals and families to get access to, manage, and pay care givers at the comfort of their homes.

InterCare Patient Portal

Through this app, patients can search and choose the services offered on platform such as nearest caregiver on basis of search, upload all his past medical history record to platform using 256bit encryption. In addition, Caregiver will be able to access the data on pre-authorized consent from patient.

9

ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in Item 7 of this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of December 31, 2022.

Overview

We have developed a freestanding diagnostic device that employs a revolutionary non-invasive, inexpensive, easy-to-use procedure clinically proven to detect coronary artery disease earlier and more accurately than existing techniques. In addition to coronary arterial diseases, the Vasocor device is also used in the non-invasive diagnosis of peripheral vascular disease and estimate of endothelial functions. The device has FDA approval and validated clinical trial data and is qualified for Medicare reimbursement.

We also have created a platform uniquely positioned to bridge the supply and demand gap between physicians and consumers by fundamentally changing how market participants access and deliver healthcare, eliminating traditional barriers and inefficiencies between participants to engage in the healthcare marketplace anytime, anywhere. Our Platform provides members access to board-certified physicians, comprehensive clinical programs, and consumer engagement strategies in an economic model that delivers multiple benefits to all participants. The unique combination of these features enables us to dynamically and efficiently match consumer demand and physician availability in real time.

Our Platform provides broad interconnectivity between healthcare constituents. It uniquely positions us as a focal point in the rapidly evolving healthcare industry to introduce innovative, technology-based solutions, such as remote patient monitoring and post-discharge treatment plan adherence for in-home and chronic care patients. Our underlying technology platform is complex, deeply integrated, and purpose-built over the last 20 years for the evolving healthcare marketplace. Our Platform is highly scalable and can support substantial growth in our current membership base.

To grow our client base, we will incur additional expenses. We intend to leverage our Platform and understanding trends to inform investments in operations and infrastructure. We anticipate our costs will increase as we hire additional personnel and further improve our Platform. Moreover, we intend to invest capital in our equipment, fulfillment centers, and logistics infrastructure. We expect to increase our spending on these investments in the future and cannot be confident that these efforts will grow our customer base or be cost-effective. However, these strategies will yield positive returns in the long term.

10

Results of Operations

Revenue

We generated no revenues during the Twelve Months Ended December 31, 2022, and December 31, 2021.

Operating Expenses:

Total operating expenses for the year ended December 31, 2022, increased by $148,508 to $789,331, 20% more than the previous year’s operating expenses of $645,632. The increase is mainly due to the higher research and development cost incurred during the year ending December 31, 2022, by $82,188. Consulting and management fees increased by $23,622 compared to the previous year.

Net loss

As a result, during the year ending December 31, 2022, we recorded a net loss of $789,331 compared to a net loss of $645,632in the prior year. The loss mainly comprises compensation, research and development fees, and general and administrative expenses.

Liquidity and Capital Resources

Cash Flows

Operating Activities

For the year ended December 31, 2022, we used $789,331 cash in operating activities, an increase of $143,699 compared to the previous year’s cash flow used in operating activities of $645,632.

Financing Activities

For the year ended December 31, 2022, financing activities provided $789,185. We received these proceeds primarily from non-interest-bearing related party advances and loans.

Liquidity

The Company has a minimum cash balance. We are invoiced for expenditures by related parties. We may be required to raise additional funds, mainly if we cannot generate positive cash flow because of our operations. Based on current plans and assumptions, our cash will not be sufficient to satisfy our cash requirements under our present operating expectations, without further financing, for up to 12 months. To continue as a going concern, develop a reliable source of revenues, and achieve a profitable level of operations, the Company will need, among other things, additional capital resources. Management’s plans to continue as a going concern include raising additional capital through borrowings and selling common stock. No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to the Company. Even if the Company can obtain additional funding, it may contain undue restrictions on our operations in the case of debt financing or cause substantial dilution for our stockholders in the case of equity financing.

11

Indebtedness

The Company has a business line of credit of $8,000 with Wells Fargo Bank; the available balance varies based on monthly recurring payments to the bank. The balance of this overdraft was $0 as of December 31, 2022, and 2021 respectively.

Related Party Transactions

As of December 31, 2022 & 2021, total amount due to related parties were $5,062,889 ( $4,574,615 in loan to related parties & $488,274 in loan due to officer) and $4,273,704 ( $3,785,430 in loan to related parties & $488,274 in loan due to officer) respectively. The related party amounts borrowed were to fund the Company’s daily operations. The loans were evidenced through written agreements between the related parties. The loans are non-interest bearing with no maturity date, due on demand, and no covenants. The loans arose from an affiliated company and a member of management.

Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements as of December 31, 2022.

Inflation

Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may harm our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net revenue if the selling prices of our products do not increase with these increased costs.

Recently Issued Accounting Pronouncements

See Note 2, Summary of Significant Accounting Policies, to the financial statements for a description of recently issued accounting pronouncements.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions. Predicting future events is inherently an imprecise activity and, as such, requires judgment. Actual results may vary from our estimates in amounts that may be material to the financial statements. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the assessment is made and if different estimates that reasonably could have been used or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact our consolidated financial statements.

12

We believe that the following critical accounting policies affect our more significant estimates and judgments used in the preparation of our consolidated financial statements:

Stock-Based Compensation. We account for stock-based compensation using the fair value method. The fair value of awards granted is estimated at the grant date and is recognized as employee compensation expense on a straight-line basis over the requisite service period. The compensation expense recognized for awards with service or performance conditions is based on the value of awards expected to vest.

Contingencies. In the ordinary course of business, we are involved in legal proceedings regarding trademark matters, contractual and employment relationships, and various other matters. We record contingent liabilities resulting from claims against us when a loss is assessed as probable and the amount of the loss is reasonably estimable. Assessing the probability of loss and estimating likely losses requires analysis of multiple factors, including, in some cases, judgments about the potential actions of third-party claimants and courts.

Plan of Operations

As a result of issues with semi-conductor shortage, the company has modified the schedule of activities with respect to the launching of the Vasocor Model 400 device.

The Company’s high-level objectives for the next 18 months are:

•

Conducting beta testing beginning on October 1, 2023, thru September 30, 2023, for the “Cloud processing of hyperspectral skin images (HyperCloud),” an undertaking with Oulu University of Finland for the SpectraCare™ Hyperspectral Camera, and file a 510K application with USFDA for a substantial equivalent with predicated Hyperspectral Camera currently approved by the USFDA. (Please see Item 2 below)

•	Completing testing and assessing similarity and equivalence between Vasocor Model 300 (predecessor) and Vasocor Model 400.
•

Submitting necessary applications to the USFDA to obtain approval to proceed with the marketing of the IVDC Model 400 based on the establishment of substantial equivalence to the already approved Vasocor Model 300.

•	Market launch of Vasocor Model 400 and SpectraCare™ Hyperspectral Camera for wound care.

PREPARATION FOR BETA LAUNCH, September 2023 – December 2023

InterCare must undertake several activities in preparation for the beta launch. The first main activity is deciding the necessary bench studies and prioritizing them. The reason for the bench study is to compare readings from Vasocor Model 300 with those of IVDC Model 400 to establish the substantial equivalence of the two devices. For the SpectraCare™ hyperspectral Camera, the aim is to develop a substantial equivalence with USFDA approved predicated Hyperspectral Camera. At this juncture, InterCare will file a 510K pre-marketing approval with USFDA. It is anticipated that FDA approval will not be unnecessarily delayed (approximately 120 days).

13

Our next critical set of activities deals with hiring senior management for Brand Manager, Medical Director, Sales Director, and Marketing Director positions.

The last pre-Beta launch activity is identifying and approaching physicians for scientific trials, relationship-building studies, and usage studies. The newly hired Medical Director will lead this effort, supported by the sales reps and CRO.

BETA LAUNCH, January 2024 - April 2024

The beta launch will be a very intensive time for InterCare because it must kick-start its pilot testing as pilot testing will aim at introducing the new Vasocor Model 400 and SpectraCare™ Hyperspectral Camera in medical practices who are already using the Vasocor Model 300 to get feedback regarding the new functionalities and ease of use of the Vasocor Model 400 as compared to its predecessor Vasocor Model 300.

Relationship-building and usage studies will be gradually rolled out to six sites (two sites per city). InterCare will hire one clinical rep and 2 PCP reps to run the first relationship study and will stagger the hiring of the remaining two and 4 PCP reps according to the timing of the IVDC Model 400 rollout in the Beta launch. InterCare is currently discussing with candidates and executive search firms to accomplish these tasks.

InterCare anticipates considerable sales and marketing learning will occur during this rollout, both concerning tactics and strategy. InterCare will synchronize its hiring of sales reps to accommodate the lagged rollout.

MARKET LAUNCH PREPARATION, May 2024-July 2024

The activities in the market launch are split between those related to regulatory bodies and those pertaining to beta launch results. On the regulatory front, InterCare will submit a 510K application to the FDA to obtain approval to proceed with marketing the IVDC Model 400 and the SpectraCare™ Hyperspectral camera based on establishing substantial equivalence to the already approved Vasocor Model 300. The likelihood of this approval is contingent upon the strength and persuasiveness of the bench study. InterCare will also apply to the American Medical Association to receive a new CPT code at this juncture. Again, the likelihood of approval depends on the caliber of the clinical data.

The second set of activities is tied to the sales and marketing information produced by the beta launch. Physician reaction during the beta rollout to the six sites will give InterCare essential data points regarding the relative success of its other sales and marketing techniques. On this basis, InterCare will modify its sales and marketing approach appropriately to reach physicians during the full launch. Additionally, the beta launch will provide InterCare with helpful information regarding the optimal sales rep/physician ratio, which InterCare will rely upon as it hires more sales reps in readiness for the mass market launch.

14

FULL MARKET LAUNCH, August 2024-December 2024

The total market launch across the United States will initially focus on adjunct Coronary artery disease diagnostic applications and wound imaging devices. The rationale for this strategy is two-fold. First, physicians must see tangible evidence of the IVDC Model 400 value as an adjunct opportunity before gravitating towards it as a replacement opportunity, and the same applies to SpectraCare™'s hyperspectral Camera.

Second, based on Vasocor Model 300 market research which indicates that PCPs demand technology capable of accurately diagnosing patients in the borderline population, thus positioning the IVDC Model 400 in this light will be a relatively easier sell.

The total market launch also requires InterCare to ensure that it can manufacture sufficient IVDC Model 400 devices and SpectraCare™ hyperspectral Cameras to meet the anticipated high demand. During the initial stages of the full launch, InterCare's sales force must work closely with the manufacturer to ensure that IVDC Model 400 and SpectraCare™ devices reach physicians promptly and that the maintenance agreement is upheld.

For the SpectraCare™ hyperspectral Camera, the full market launch across the United States will focus on an adjunct to Wound Care applications with the hope that it could become an imaging standard for evaluating the chronic wound healing process.

OPPORTUNITY EXPANSION, January 2025-onwards

Once InterCare has significantly penetrated market share in the adjunct opportunities, it will expand its attention to the replacement and market creation markets. In the replacement market, InterCare will leverage the SpectraCare™ Hyperspectral Camera and the IVDC Model 400's reputation and track record as an adjunct to positively sway physicians to use the IVDC Model 400 as a replacement for Exercise Stress tests. The success of such a campaign will rely heavily on InterCare's ability to have thought leaders endorse this usage and disseminate their opinion in prominent medical forums.

While physician recommendation remains a critical influence in a patient's decision to pay for a diagnostic test, the patient's self-awareness of the diagnostic also becomes essential. For this reason, InterCare will invest in direct-to-consumer advertising (e.g., ads in select popular magazines) targeted toward patients with an appropriate profile. The market creation will target self-paying patients and require a reorientation of the sales effort.

InterCare intends to meet each milestone according to the timeline presented above.

15

Other Information

On August 3, 2021, the Company entered into a research agreement with Oulu University of Finland under a research project titled "Cloud processing of hyperspectral skin images (HyperCloud)."

To conduct the research, InterCare will deliver the software tools, documents, information, material, and equipment to the University of Oulu staff involved in the project.

In addition, InterCare will provide the following:

1.	Access to the cloud server for data processing at Amazon Webservers Platform.
2.	MATLAB software Tools with Optimization Toolbox, Deep Learning Toolbox, and Parallel Computing Toolbox should be preinstalled on the server.
3.	InterCare will also provide access to the anonymized hyperspectral data to verify the data processing performance.

The Research Project was started on October 01, 2021 to September 30 2022 and automatically renews as necessary until the research projects are completed.

On July 9, 2021, the Company received notification of qualification of the Offering Circular. Also, on June 29, 2021, the Company filed a Preliminary Offering Circular in Form 1-A with SEC to sell up to 2,000,000 shares of its common stock at five dollars ($5) per share. As of August 21, 2021, no shares have been sold.

Recent Events

On January 26, 2022, we were notified that the United States Patent and Trademark Office (USPTO) had accepted the Statement of Use filed for the trademark ("SpecTraCare™) application. The mark will now register, and the registration certificate will issue in due course, barring any extraordinary circumstances.

ITEM 3. Directors and Officers

As of December 31, 2022, our directors, executive officers and significant employees were as follows:

Name and Principal Position	Age	Term of Office (if indefinite, give date appointed)	Approximate per week for Part-Time Employees
Anthony C. Dike – Chairman & CEO	67	Since November 1991	Full-Time
Stanley IB Maduike – VP Operations and Project Manager, Director	54	Since September 2016	Full-Time
Zoila Cruz – VP Finance and Administrator SMO Operations	43	Since October 2018	Full-Time
Emeka Michael Eziri, Director	55	Since October 2019
Obukohwo Francis Sido, Director	67	Since October 2019

16

Anthony C. Dike –Chairman & CEO

Dr. Dike has been the Chairman of the Board, CEO and President of the Company since December 1996. Anthony C. Dike, a physician by training and an entrepreneur that has funded and developed various start-up high technology businesses from inception to fruition through his private Investment Firm, MMG Investments Inc., a California corporation. Dr. Dike is a graduate of University of Lagos College of Medicine, Nigeria. He completed his residency in Internal Medicine at Howard University Teaching Hospital, in Washington D.C. He is a Fellow of American College of Physicians. Dr Dike is a member of ACPNET Physician Research network which is created by American College of Physicians that enables each member network physician to participate in development and answering clinically relevant questions, apply research methods in ambulatory care settings, better understand their clinical practice patterns, improve their quality of care as well as contribute important and relevant evidence to medical knowledge. He also is the founder of the InterCare Diagnostics, Inc., a United States Food and Drug Administration (USFDA) registered Bio-Medical Software Manufacturing Company, with over 5 Multimedia healthcare related software programs in the market. He also pioneered the design and development of the Mirage Systems Biofeedback Software Program, the first United States Food and Drug Administration approved software only for Biofeedback and Relaxation Training. He most recently pioneered the design and development of “InterCare Clinical Explorer (ICE)”, a scalable software application specifically designed to effect cost-effective integration of all aspects of the healthcare enterprise through documentation, information tracking and error reduction that supports patient safety and greater efficiency among healthcare providers. Dr. Dike pioneered the commercialization of this USFDA approved Medical Device commonly known as “Vasogram™”, and Endogram™, a fully automated, computer-controlled air plethysmograph designed for clinical use. It allows physicians to measure the compliance of the arteries of the calf and thigh. He is also the Chief Scientific Officer for InterCare Dx, Inc.

Stanley IB Maduike – VP Operations and Project Manager, Director

Stanley IB Maduike is responsible for ensuring that the quality system requirements are effectively established and maintained, and for reporting the quality system performance to all members of top management. In addition, he oversees, manages and monitors the Company’s product(s) in the east coast ensuring that all queries are met with prompt response. Mr. Maduike has over 26 years of experience in information security and quality assurance. Mr. Maduike holds a MSc, Information Technology (information security) from University of Liverpool, United Kingdom. In addition to his executive position, Mr. Maduike was elected to the Company’s board of directors in December 2019.

17

Zoila Cruz, MBA – VP Finance and Administrator SMO Operations

Zoila Cruz is the Project Director for Clinical Trial Site Management line of business. She has over 19 years of experience in the social services and healthcare management industries. Ms. Cruz is a graduate of Springfield College and holds various certificates in her field.

Emeka Michael Eziri, MD, MSc, FCCP - Director

Dr. Eziri has over 19 years of experience in Pulmonary disease medicine. Dr. Eziri holds a MSc in Management from NYU specializing in Health Policy and Management. Dr. Eziri was the Medical Director for Pulmonary Clinic of the Carolina’s PC, since 2001 Clinical Research from October 2008 through October 2011 and also the Principal Investigator for Vitalink Research-Gastonia from March 2014 to March 2018. Management Consultant at Alpha-Zomax Consultants Chicago since 2015 & Financial Broker Dealer at World Financial Group/World System Builder since 2017.He was elected to the Company’s board in December 2019.

Obukohwo Francis Sido, MD – Director

Dr Obukohwo Francis Sido, is one of the founding member of Meridian health Systems ACO corporation. He was formerly the Chairman of Department of Medicine Gaston Medical Center, Gastonia North Carolina. Currently an attending physician at VA Medical Center, Charlotte North Carolina where he Maintains a panel of Veterans with chronic Cardiovascular, Endocrine and Rheumatologic disorders. An internist and Diplomate of American Board of Internal Medicine.

Scientific Advisory Board

The following individuals serve as advisors to InterCare Dx:

Anthony C. Dike, MD, FACP, FASPC –Chairman/CEO and Chief Scientific Officer

Sylvester Ejeh, MD, FACC

Dr. Sylvester Ejeh is a cardiologist in Fayetteville, North Carolina and is affiliated with Cape Fear Valley Medical Center. He received his medical degree from University of Jos Faculty of Medicine and has been in practice for more than 20 years. He specializes in cardiovascular disease and internal medicine.

Mr. Arsen Norman, MSc (Electrical and Electronics Engineering)

Mr. Norman has over 30 years of experience assisting companies in digital, analog and mixed signal electronics circuit design, embedded microcontroller programming, multilayer PCB layout and product design. He has provided consulting for many Fortune 500 companies including: Sr. Electronics and Product Design Engineer as an independent Consultant for varies companies: SAGE millimeter, Sierra Nevada Corp., Physical Optics Corp., Envisiontec, Froth Au Lait, DataCheck, Impulse Industries, AITI Inc., Career Technologies, Meridian Health Systems, and others. Mr. Norman holds a Masters Degree in Electrical Engineering from Polytechnic University of Armenia, USSR.

18

Emeka Michael Eziri, MD, MSc, FCCP - Director

Dr. Eziri has over 19 years of experience in Pulmonary disease medicine. Dr. Eziri holds a MSc in Management from NYU specializing in Health Policy and Management. Dr. Eziri was the Medical Director for Pulmonary Clinic of the Carolina’s PC, since 2001 Clinical Research from October 2008 through October 2011 and also the Principal Investigator for Vitalink Research-Gastonia from March 2014 to March 2018. Management Consultant at Alpha-Zomax Consultants Chicago since 2015 & Financial Broker Dealer at World Financial Group/World System Builder since 2017.He was elected to the Company’s board in December 2019.

Obukohwo Francis Sido, MD – Director

Dr Obukohwo Francis Sido, 65, is one of the founding member of Meridian Health Systems ACO corporation. He was formerly the Chairman of Department of Medicine Gaston Medical Center, Gastonia North Carolina. Currently an attending physician at VA Medical Center, Charlotte North Carolina where he Maintains a panel of Veterans with chronic Cardiovascular, Endocrine and Rheumatologic disorders. An internist and Diplomate of American Board of Internal Medicine.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2022 we compensated our three highest-paid executive officers as follows:

Name and Principal Position	Cash Compensation		Other Compensation	Total Compensation
Dr. Anthony C. Dike, President, Director		$240,000.00	-0-	$240,000.00
Stanley Maduike Vice President Operations	$		-0-	$50,000.00
Zoila Cruz, Vice President Finance and SMO		$11,000.00	-0-	$11,000.00

For the fiscal year ended December 31, 2022, we did not pay any of our directors for their board service.

ITEM 4. Security Ownership of Management and Certain Securityholders

The following table sets forth information as of December 30, 2022, with respect to the beneficial ownership of our Common Stock (represented as the sum of Common Stock owned plus Common Stock acquirable through the exercise of options) by (i) each person or entity which holds a beneficial ownership of 10% or more of our Common Stock, and (ii) the beneficial ownership held by our Executive Officers and Directors (as listed above).

Name and address of beneficial owner (1)	Number of Common Shares Owned	Percent of class (2)
Anthony C. Dike, MD (Director) (3)	23,135,970	30.52%
Stanley Maduike (Director)	1,000,000	1.32%
Emeka Eziri (Director)	200,000	0.26%
Meridian Health Systems, P.C	10,000,000	13.19%
Margie R. Dike	10,000,600	13.19%
All directors’ executive officers and 10% stockholders as a group (3 total)	44,336,570	58.49%

(1)	The address for all securities holders is c/o InterCare Dx, Inc., 20280 South Vermont Avenue, Suite 215, Torrance, California, USA
(2)

The final column (Percent of Class) includes a calculation of the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other people exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column will not add up to 100%.

(3)	Represents Class B common shares held by the stockholder.

19

ITEM 4. Interest of Management and Others in Certain Transactions

Related Party Transactions

We have engaged in the past, and continue to engage, in related party transactions. We have relied on short-term loans from related parties to fund our operations since inception. The related party is, primarily, Dr. Anthony C Dike.

Dr. Anthony C Dike is our Chairman, Chief Executive Officer, Secretary and a Director. Dr. Dike has been the Chairman of the Board, CEO and President of the Company since January 31, 1991.

As of December 31,2022, the above-mentioned related party had invested approximately $5,062,899  in the Company since our incorporation. See the discussion under the heading “Related Party Transactions” for more details.

Disclosure of Conflicts of Interest

Related party transactions often present conflicts of interest could result in disadvantages to the Company and may impair investor confidence, all of which could materially and adversely affect us. Related party transactions could also cause us to become materially dependent on related parties in the ongoing conduct of our business, and related parties may be motivated by personal interests to pursue courses of action that are not necessarily in the best interests of the Company and our stockholders.

Board Composition

Our board of directors currently consists of three members. Each director of the Company serves until the next annual meeting of stockholders and until his successor is elected and duly qualified, or until his earlier death, resignation or removal. Our board is authorized to appoint persons to the offices of Chairman of the Board of Directors, President, Chief Executive Officer, one or more vice presidents, a Treasurer or Chief Financial Officer and a Secretary and such other offices as may be determined by the board.

Stock Options

Under our Stock Option Plan (“Plan”), key employees of the Company or any present and future subsidiaries of the Company, may be granted options (the “Options”) to purchase shares of the Common Stock, based on the average of the preceding 12 months fair-market value of the Company’s Common Stock. We have not granted any Options under the Plan as of December 31, 2022.

ITEM 6. Other Information

None

20

ITEM 7. Financial Statements

21

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

InterCare DX Inc.

20280 South Vermont Avenue, Suite 215

Torrance, CA 90502

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of InterCare DX Inc. (the Company) as of December 31, 2022 and December 31, 2021, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the two years ended December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of year ended December 31, 2022 and December 31, 2021, and the results of its operations and its cash flows for each of the two years ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Substantial doubt about the Company's ability to continue as a going concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company’s recurring losses and accumulated deficit for years ended December 31, 2022 and December 31, 2021, raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

A critical audit matter is a matter arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee or the Company’s governance and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating a critical audit, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate. We determined that there are no critical audit matters communicated or required to be communicated to the governing body.

We have served as the Company’s auditor since 2022.

Houston, Texas

April 18, 2023 PCAOB ID: 6771

F-1

F-2

InterCare Dx, Inc.

Balance Sheets

As of December 31, 2022, and 2021

	2022	2021
Assets
Current Assets:
Cash and cash equivalents	$74	$93
Total Current Assets	74	93

Property and equipment, net of accumulated depreciation	-	-

Total Assets	$74	$93

Liabilities and Shareholders’ Deficit
Liabilities
Current Liabilities:
Related party loans	$4,574,615	$3,785,431
Accrued expense	5,691	5,565
Due to officer	488,274	488,274
Due to Meridian	-	-
Total Current Liabilities	5,068,580	4,279,270

Total Liabilities	$5,068,580	$4,279,270

Shareholders’ Deficit
Preferred stock – no par value 50,000,000 authorized shares; 0 issued and 0 outstanding for 2022 and 2021	-	-
Common Stock - no par value 350,000,000 authorized shares; 75,803,902 and 75,803,902 issued and outstanding for 2022 and 2021 respectively.	-	-
Common Stock B - No par 100,000,000 shares, O shares issued and outstanding.	-	-
Additional paid in capital	1,259,306	1,259,306
Accumulated Deficit	(6,327,813)	(5,538,483)

Total Shareholders’ Deficit	(5,068,507)	(4,279,177)

Total Liabilities and Shareholders’ Deficit	$74	$93

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

F-3

InterCare Dx, Inc.

Statements of Operations

For the Years Ended December 31, 2022 and 2021

	2022	2021
Revenues	$-	$-

Operating Expenses:
Compensation	298,048	285,086
General and administrative	97,559	75,976
Consulting and management fees	57,077	33,455
Rent	64,891	61,548
Research and development	271,756	189,567
Total operating expenses	$789,331	$645,632

Net loss from operations	$(789,331)	$(645,632)

Other income/(expense)
Other expenses		-
Interest expense	-	-
Net loss before provision for income taxes	(789,331)	(645,632)

Provision for income taxes		-

Net Loss	$(789,331)	$(645,632)

Loss per share:
Basic and Diluted	$(0.01)	$(0.01)

Weighted Shares Outstanding:
Basic and diluted	75,803,902	75,803,902

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

F-4

InterCare Dx, Inc.

Statements of Shareholders' Deficit

For the Years’ ended December 31, 2022 and 2021

	Common Stock Shares	Additional Paid in Capital	Accumulated Deficit	Total Shareholders’ Deficit
Balance on December 31, 2020	74,303,902	$1,259,306	$(4,905,747)	$(3,646,441)

Issuance of shares for services	1,500,000
Net Loss			(645,632)	(645,632)
Adjustment to accumulated deficit			12,897	12,897
Balance on December 31, 2021	75,803,902	$1,259,306	$(5,538,482)	$(4,279,176)

Net Loss			(789,331)	(789,331)

Balance on December 31, 2022	75,803,902	$1,259,306	$(6,327,813)	$(5,068,507)

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

F-5

InterCare Dx, Inc.

Statements of Cash Flows (unaudited)

For the Years’ Ended December 31, 2022 and 2021

Cash flows from operating activities:
Net Loss		$(789,331)		$(645,632)
Adjustments to reconcile net loss to net cash used in operating Activities
Changes in operating assets and liabilities				(2,500)
Accounts Payable				12,892
Accrued expenses		126		(10,341)
Net cash used in operating activities		$(789,204)		$(645,581)

Cash flows from financing activities:
Proceeds from related party loans		789,185		645,673
Officer proceeds				-
Net cash provided by financing activities		789,185		645,673

Net increase (decrease) in cash		(19)		93

Cash, beginning of period		93		-

Cash, end of period		$74		$93

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash interest payments	$		$
Cash income tax payments	$			$-

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

F-6

InterCare Dx, Inc.

Notes to Financial Statements

December 31, 2022

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

Business description

The financial statements presented are those of InterCare DX, Inc. (the “Company”). The Company was incorporated on January 31, 1991 and commenced operations immediately thereafter. The company is a USFDA registered biomedical and life sciences company with main office located at 20300 South Vermont Avenue, Suite 215, Torrance, California, USA, and international partners located worldwide. We strive to become a leader in designing and marketing creative, technologically advanced Microwave products for medical applications. Build a reputation for delivering systems characterized by low price, compact size, and innovative features, with quality and reliability equal to that of competitors.

Nature of Operations

InterCare Dx, Inc., is an innovative software products development and services company, specializing in developing healthcare management and information systems solutions. The company markets and resells the InterCare Clinical Explorer (ICE™), which is designed to integrate every aspect of the healthcare enterprise as well as the Vasocor Vascular Diagnostic Centers device, which is a non-invasive cardiovascular diagnostic center. The company is currently in its development stage.

Basis of Presentation

Our financial statements are presented in conformity with accounting principles generally accepted in the United States of America, as reported on our fiscal years ending on December 31, 2022 and 2021. We have summarized our most significant accounting policies.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Uses of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during each reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the 2021 presentation to make them consistent with 2022.

Accounting Period

The Company’s fiscal year ends on December 31 of each year.

Cash and Cash Equivalents

All highly liquid investments purchased with an initial maturity of three months or less are considered to be cash equivalents.

F-7

Revenue recognition

On January 1, 2020, the Company adopted Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers (“new revenue standard”) to all contracts using the modified retrospective method. The adoption of the new revenue standard had no material impact on our consolidated financial statements as it did not require a change in revenue recognition. As such, comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

Revenue is recognized based on the following five-step model:

-	Identification of the contract with a customer

-	Identification of the performance obligations in the contract

-	Determination of the transaction price

-	Allocation of the transaction price to the performance obligations in the contract

-	Recognition of revenue when, or as, the Company satisfies a performance obligation

Since there were no revenues, the Company does not have material contract assets or liabilities that fall under the scope of ASC 606.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. We evaluate our estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets, which range from 5 to 7 years. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period. We evaluate our estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.

Advertising Costs

Advertising costs are expensed as incurred. The Company recorded advertising costs for the years ending December 31, 2022, and 2021 in the amounts of $3,892 and $0, respectively.

F-8

Fair Value of Financial Instruments

The Company’s balance sheet includes the following financial instruments: cash, accrued expenses due to officer payables and related party loans. The carrying amounts of current assets and current liabilities approximate their fair value because of the relatively short period of time between the origination of these instruments and their expected realization. The carrying values of the related party loans and due to officer approximates fair value based on the borrowing rates currently available to the Company for instruments with similar terms and remaining maturities.

FASB Accounting Standards Codification (ASC) topic 820 “Fair Value Measurements and Disclosures”, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

LEVEL 1 -	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
LEVEL 2 -	Include other inputs that are directly or indirectly observable in the marketplace.
LEVEL 3 -	Unobservable inputs which are supported by little or no market activity.

As of December 31, 2022, and 2021, there were no financial instruments that required fair value measurement.

Concentration of Credit Risk

Management believes that it has minimal credit risk on December 31, 2022, and 2021.

Research and Development

Research and development expenses consist primarily of personnel-related expenses, consulting and contractor expenses and tooling and medical materials. Substantially all the Company’s research and development expenses are related to developing new products and services. Research and development costs are expensed as incurred. The Company incurred $271,756 and $189,567 of research and development costs for the years ended December 31, 2022 and 2021, respectively.

Income Taxes

Income taxes are determined in accordance with ASC Topic 740, “Income Taxes” (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

F-9

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of income in the period that includes the enactment date. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain.

For the periods ending December 31, 2022, and 2021, the Company did not have any interest and penalties associated with tax positions. As of December 31, 2022, and 2021, the Company did not have any significant unrecognized uncertain tax positions. The Company is subject to taxation in the United States and various states. As of December 31, 2022, tax years for 2018, 2019, 2020 and 2021 are subject to examination by the tax authorities.

Loss per Share

The Company reports earnings (loss) per share in accordance with FASB Accounting Standards Codification 260 “Earnings per Share” (“ASC 260”). This statement requires dual presentation of basic and diluted earnings (loss) with a reconciliation of the numerator and denominator of the earnings (loss) per share computations. Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period. If applicable, diluted earnings per share assume the conversion, exercise or issuance of all common stock instruments such as options, warrants and convertible securities, unless the effect is to reduce a loss or increase earnings per share. Therefore, no diluted loss per share figure is presented. There were no adjustments required to net loss for the periods presented in the computation of basic loss per share. The Company has not issued any options since inception. The Company’s anti-dilutive common stock equivalents for 1,500,000 issued warrants to two consultants in lieu of cash payment for services as of December 31, 2022, and 2021.

Segment Reporting

The Company operates as one segment based upon the Company’s organizational structure, the way in which the operations are managed and evaluated, the availability of separate financial results and materiality considerations.

F-10

Recently Issued and Adopted Accounting Standards

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board or other standard setting bodies that may have an impact on the Company’s accounting and reporting. The Company believes that such recently issued accounting pronouncements and other authoritative guidance for which the effective date is in the future either will not have an impact on its accounting or reporting or that such impact will not be material to its financial position, results of operations, and cash flows when implemented.

Income Tax

The Company accounts for income taxes under the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) No. 740, Income Taxes (“ASC 740”). Under ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

As of December 31, 2022, and 2021, the Company’s deferred tax assets and corresponding allowance were as follows:

	December 31,
	2022	2021
Deferred Tax Assets
From Net Operating losses	$(1,328,841)	$(1,163,081)
Less: Valuation allowance	1,328,841	1,163,081
Income Tax Expense	$-	$-

As of December 31, 2022, the Company had approximately $6,327,813 of federal and state net operating loss carryovers (“NOLs”), which begin to expire in 2031. Utilization of the NOLs may be subject to limitation under the Internal Revenue Code Section 382 should there be a greater than 50% ownership change as determined under regulations.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the assessment, management has established a full valuation allowance against the entire deferred tax asset relating to NOLs for every period because it is more likely than not that all of the deferred tax asset will not be realized.

3. GOING CONCERN

The Company’s financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company had a net loss of $789,331and net cash used in operating activities of $789,205 for the year ending December 31, 2022. The Company has a working capital deficit of $5,068,506 and an accumulated deficit of $6,327,813 at December 31, 2022. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of at least twelve months after the date of issuance on these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

F-11

The Company has a minimum cash balance available for payment of ongoing operating expense, has incurred losses from operations since inception, and it does not have a source of revenue sufficient to cover its operating costs. Its continued existence is dependent upon its ability to execute its operating plan and to obtain additional debt or equity financing. There can be no assurance the necessary debt or equity financing will be available or will be available on terms acceptable to the Company. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern.

4. STOCKHOLDERS’ (DEFICIENCY)

On October 31, 2021, company filed an amendment to increase its Authorized Preferred Stock to 50,000,000, Authorized Common Stocks to 350,000,000, and Common Stock B to 100,000,000 shares. In addition, the board of directors approves the Founders of InterCare Dx, Inc to convert their current share of Common Stock to Class B Common Stock.

All existing shareholdings except for the Founders will have Common Stock and no changes in their existing share certificate or stock holdings. Only the Founder (Anthony C. Dike) is approved to convert from Common Stock to Class B Common stock.

Preferred Stocks

On December 31, 2022, the Company had no shares of its preferred stock issued and outstanding.

Common stock

As of December 31, 2022, the Company has 350,000,000 shares of Common Stocks authorized and 100,000,000 shares authorized of Class B Common Stocks with no par value. Holders of the Company’s common stock are entitled to one vote per share. Each share of “Class B Common” stock is entitled to 10 votes per share. There is noncumulative voting, except as provided by law.

On December 31, 2022, and 2021, the Company had 75,803,902 and 75,803,902 shares issued and outstanding.

Common Stock Warrants

In September 2016, the Company issued warrants to purchase 1,000,000 shares of the Company’s common stock to a consultant for services. These warrants have an exercise price of $0.003 per share and vest at the end of the 24-month period, the term of the consulting agreement. The fair value of these warrants, as determined under the Black Scholes Model and has been charged to operations as the warrants vested on a straight-line basis over the term.

In January 2018, the Company issued warrants to purchase 500,000 shares of the Company’s common stock to a consultant for services. These warrants have an exercise price of $0.0123 per share and vest at the end of the 24-month period, the term of the consulting agreement. The fair value of these warrants, as determined under the Black Scholes Model and has been charged to operations as the warrants vested on a straight-line basis. No future unvested costs remain to be expensed.

F-12

The warrants were valued using the Black-Scholes option valuation model and the following assumptions: 50% volatility, 2% risk-free rate, 5 year expected life and no expected dividend yield.

There were no outstanding stock warrants as of December 31, 2022.

5. RELATED PARTIES

Related Party Transaction:

Related party loans were $4,574,615 and $3,785,431 as of December 31, 2022 and 2021 while $ 488,274 were due to officer as of December 31, 2022 & 2021 respectively. The related party amounts borrowed were to fund the Company’s daily operations. The loans were evidenced through written agreements between the related parties. The loans are non-interest bearing with no maturity date, due on demand, and no covenants. The loans arose from an affiliated company and member of management.

Due to officer of $488,274 as of December 31,2022 and 2021 were accumulated unpaid compensation to the officer of the company since 2019.

6. COMMITMENT AND CONTINGENCIES

Covid-19

A novel strain of coronavirus (“Covid-19”) emerged globally in December 2019 and has been declared a pandemic. The extent to which Covid-19 will impact our customers, business, results and financial condition will depend on current and future developments, which are highly uncertain and cannot be predicted at this time. While the Company’s day-to-day operations beginning March 2020 have been impacted, we have suffered less immediate impact as most staff can work remotely and can continue to develop our product offerings.

In response to the COVID-19 pandemic, the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”) was signed into law in March 2020. The CARES Act lifts certain deduction limitations originally imposed by the Tax Cuts and Jobs Act of 2017 (“2017 Tax Act”). Corporate taxpayers may carryback net operating losses (NOLs) originating between 2018 and 2020 for up to five years, which was not previously allowed under the 2017 Tax Act. The CARES Act also eliminates the 80% of taxable income limitations by allowing corporate entities to fully utilize NOL carryforwards to offset taxable income in 2018, 2019 or 2020. Taxpayers may generally deduct interest up to the sum of 50% of adjusted taxable income plus business interest income (30% limit under the 2017 Tax Act) for 2019 and 2020. The CARES Act allows taxpayers with alternative minimum tax credits to claim a refund in 2020 for the entire amount of the credits instead of recovering the credits through refunds over a period of years, as originally enacted by the 2017 Tax Act.

In addition, the CARES Act raises the corporate charitable deduction limit to 25% of taxable income and makes qualified improvement property generally eligible for 15-year cost-recovery and 100% bonus depreciation. The enactment of the CARES Act did not result in any material adjustments to our income tax provision.

Litigation

The Company’s operations are subject to significant risks and uncertainties including financial, operational, and regulating risks, including the potential risks of business failure. From time to time the Company may be a party to litigation matters involving claims against the Company. Management believes there are no known or potential matters that would have a material effect on the Company’s financial position or results of operations other than listed below.

Leases

The Company has one rental agreement with Meridian, a related party, for which it shares the cost of its rented space. The lease is short term in nature. The Company is not obligated to pay future rental payments under the leasing agreement on a month-to-month basis. The Company incurred $64,891 and $61,548 of rent expense in the years ending December 31, 2022, and 2021.

7 SUBSEQUENT EVENTS

The company has evaluated subsequent events for recognition and disclosure through April 17, 2023 which is the date the financial statements were available to be issued. No other matters were identified affecting the accompanying financial statements and related disclosures.

F-13

ITEM 8. Exhibits

 INDEX TO EXHIBITS

Exhibit No.	Description
11.1	Consent of Certified Public Accounting Firm

21

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-K and has duly caused this Offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 18, 2023

Intercare Dx, Inc.

By:	/s/ Anthony Dike
Name:	Anthony Dike, MD
Title:	Chief Executive Officer and Director (Principal Executive Officer, Principal Accounting Officer)

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

Signature	Title	Date

/s/ Anthony Dike	Chief Executive Officer and Director (Principal Executive Officer, Principal Financial Officer)	April 18, 2023

/s/ Stanley Maduike	Director	April 18, 2023

/s/ Emeka M Eziri, MD	Director	April 18, 2023

/s/ Francis Sido, MD	Director	April 18, 2023

22